INFORMATION CIRCULAR

as at November 1, 2013

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Radius Gold Inc. (the “Company”) for use at the Annual General Meeting of the holders of common shares (“Common Shares”) of the Company to be held on Tuesday, December 10, 2013 (the “Meeting”) and any adjournment thereof, at the time and place and for the purposes set forth in the accompanying notice of the Meeting (the “Notice of the Meeting”).  While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors and regular employees of the Company.  All costs of solicitation will be borne by the Company.

ADVICE TO BENEFICIAL HOLDERS

Only registered holders of Common Shares or the person they appoint as their proxyholders are permitted to vote at the Meeting.  The information set forth in this section is of significant importance to many shareholders, as a substantial number of shareholders do not hold Common Shares in their own name.  Shareholders who hold their Common Shares through their brokers, intermediaries, trustees or other persons, or who otherwise do not hold their Common Shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only proxies deposited by shareholders who appear on the records maintained by the Company’s registrar and transfer agent as registered holders of Common Shares will be recognized and acted upon at the Meeting.  If Common Shares are listed in an account statement provided to a Beneficial Shareholder by a broker, those Common Shares will, in all likelihood, not be registered in the shareholder’s name.  Such Common Shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms).  Common Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted or withheld at the direction of the Beneficial Shareholder.  Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients.  Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the Instrument of Proxy provided directly to registered shareholders by the Company.  However, its purpose is limited to instructing the registered shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder.  The vast majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. (“Broadridge”) in Canada.  Broadridge typically prepares a machine-readable voting instruction form, mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the Internet or telephone, for example).  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting.  A Beneficial Shareholder who receives a Broadridge voting instruction form cannot use that form to vote Common Shares directly at the Meeting.  The voting instruction forms must be returned to Broadridge (or instructions respecting the voting of Common Shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the common shares voted.  If you have any questions respecting the voting of Common Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity.  Beneficial Shareholders, who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder, should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

All references to shareholders in this Circular and the accompanying Instrument of Proxy and Notice are to registered shareholders unless specifically stated otherwise.

APPOINTMENT, VOTING AND REVOCATION OF PROXIES

Appointment

The individuals named in the accompanying form of proxy are directors or officers of the Company.  A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE TWO PRINTED NAMES OR BY COMPLETING ANOTHER FORM OF PROXY.  A proxy will not be valid unless the completed, dated and signed form of proxy is received by Olympia Trust Company, Proxy Department, 1003 – 750 West Pender Street, Vancouver, BC V6C 2T8, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or adjournment thereof.  The Chair of the Meeting may waive the time limit for the deposit of proxies at his/her discretion without notice.

Voting

Common Shares represented by any properly executed proxy in the accompanying form will be voted or withheld from voting on any ballot that may be called for in accordance with the instructions given by the shareholder. In the absence of such direction, such Common Shares will be voted in favour of the matters set forth herein.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of the Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgement on such matters or business. As at the date hereof, the management of the Company knows of no such amendment, variation or other matter that may be come before the Meeting.

Revocation

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, 200 Burrard Street, Suite 650, Vancouver, British Columbia, V6C 3L6, at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chair of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law.  A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As at the date hereof, the Company has issued and outstanding 86,675,617 fully paid and non-assessable common shares, each share carrying the right to one vote.  THE COMPANY HAS NO OTHER CLASSES OF VOTING SECURITIES.

Registered holders of Common Shares as at the Record Date of November 1, 2013 who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

To the knowledge of the directors and senior officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

EXECUTIVE COMPENSATION

As at December 31, 2012, the Company’s most recent fiscal year end, two individuals were “named executive officers” of the Company within the meaning of the definition set out in National Instrument Form 51-102F6, “Statement of Executive Compensation”.  As required by Form 51-102F6, the following includes disclosure of the compensation paid or payable by the Company to:

•

Simon Ridgway, the Chief Executive Officer since 2007, and the President from 2007 to December 2, 2011 and since December 13, 2012, and

•

Kevin Bales, the Chief Financial Officer,

(hereinafter together referred to as “NEOs”).

Compensation Discussion and Analysis

Compensation Philosophy

The Compensation Committee of the Company’s Board of Directors (the “Board”) is responsible for ensuring that the Company has appropriate procedures for making recommendations to the Board with respect to the compensation of the Company’s executive officers and directors.  The Compensation Committee consists of Mario Szotlender, Bradford Cooke and William Katzin, each of whom is an independent director.  The Committee members have the necessary experience to enable them to make decisions on the suitability of the Company’s compensation policies or practices.  Messrs. Szotlender and Cooke have in the past served, or currently serve, on compensation committees of other public resource or mining companies.  The Board is satisfied that the composition of the Compensation Committee ensures an objective process for determining compensation.

The general philosophy of the Company’s compensation strategy is to: (a) encourage management to achieve a high level of performance and results with a view to increasing long-term shareholder value; (b) align management’s interests with the long-term interest of shareholders; (c) provide a compensation package that is commensurate with other mineral exploration companies in order to attract and retain highly qualified executives and directors; and (d) ensure that total compensation paid takes into account the Company’s overall financial position.

There are no identified risks arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.  Directors and NEOs have not purchased financial instruments such as prepared variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly by the directors and NEOs.

Compensation of the Company’s NEOs is comprised of salaries and/or incentive stock options.  During the fiscal year ended December 31, 2012, the Company granted incentive stock options to its NEOs.  In establishing levels of cash compensation and the granting of stock options, the executive’s performance, level of expertise, and responsibilities are considered.

Incentive stock options are granted pursuant to the Company’s Stock Option Plan which is designed to encourage share ownership on the part of management, directors and employees.  The Compensation Committee and the Board believe that the Stock Option Plan aligns the interests of the Company’s personnel with shareholders by linking compensation to the longer term performance of the Company’s shares.  The granting of incentive stock options is a significant component of executive compensation as it allows the Company to reward each executive officer’s efforts to increase shareholder value without requiring the use of the Company’s cash reserves.

Stock options are generally granted at the time of the executive’s hiring or appointment and periodically thereafter.  Previous grants of options are taken into account by the Compensation Committee and the Board when they consider the granting of new stock options.

Summary Compensation Table

The following summarizes all compensation paid or payable to NEOs during the fiscal years ended December 31, 2012, 2011, and 2010:

Name and Principal Position	Fiscal Year	Salary	Share- based Awards	Option- based Awards(1)	Non-Equity Annual Incentive Plan Compensation		Pension Value	All Other Compensation	Total Compensation
					Performance Bonus	Option Bonus

Simon Ridgway	2012	$69,000(2)	Nil	$51,262	Nil	Nil	Nil	$72,000(3)	$192,262
Chairman & CEO	2011	$60,000(2)	Nil	Nil	Nil	Nil	Nil	Nil	$60,000
	2010	$60,000(2)	Nil	$203,243	Nil	Nil	Nil	Nil	$263,243

Kevin Bales	2012	$25,625	Nil	$23,922	Nil	Nil	Nil	Nil	$49,547
CFO	2011	$30,737	Nil	Nil	Nil	Nil	Nil	Nil	$30,737
	2010	$26,718	Nil	$110,593	Nil	Nil	Nil	Nil	$137,311

Notes :

(1)

Amounts represent the grant date fair value of the options vested at year end which was estimated using the Black-Scholes option pricing model with the following assumptions for the 2012 fiscal year:  risk-free interest rate of 1.80%, dividend yield of 0%, expected life of 10 years and a volatility factor of 89%; and for the 2010 fiscal year: risk-free interest rate of 2.86% - 3.59%, dividend yield of 0%, expected life of 10 years and a volatility factor of 89 - 90%.  Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of these stock options.

(2)

Paid to Mill Street Services Ltd., a private company owned by the Ridgway Family Trust, of which Simon Ridgway is the Trustee.

(3)

Paid to Mill Street Services Ltd. in recognition of Simon Ridgway’s services in negotiating and completing the Company’s sale of its Nicaragua properties in 2012.

Option-Based and Share-Based Awards to NEOs

The following sets forth the details of incentive stock options to purchase common shares of the Company and share-based awards held by NEOs as at December 31, 2012:

	OPTION-BASED AWARDS					SHARE-BASED AWARDS
Name	No. of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value Vested During the Year (1)	Value of Unexercised In-The-Money Options (2)	Value of Awards Vested During the Year	No. of Awards That Have Not Vested	Market Value of Awards That Have Not Vested

Simon Ridgway	200,000	$0.29	January 7, 2020	N/A	Nil	N/A	N/A	N/A
	220,000	$0.69	Sept. 23, 2020	N/A	Nil
	300,000	$0.20	Dec. 12, 2022	Nil	$4,500
	720,000

Kevin Bales	110,000	$0.29	January 7, 2020	N/A	Nil	N/A	N/A	N/A
	100,000	$0.69	Sept. 23, 2020	N/A	Nil
	140,000	$0.20	Dec. 12, 2022	Nil	$2,100
	350,000

Notes:

(1)

Calculated using the closing price of the Company’s shares on the TSX Venture Exchange at the time of vesting of $0.18 less the exercise price of the stock option.

(2)

Value of unexercised in-the-money options is calculated using the closing price of the Company’s shares on the TSX Venture Exchange on December 31, 2012 of $0.215 less the exercise price of in-the-money stock options.

Compensation to Directors

The following summarizes all compensation paid or payable to the Directors who were not NEOs of the Company during the fiscal year ended December 31, 2012:

Name	Fees Earned	Share- based Awards	Option- based Awards (1)	Non-Equity Incentive Plan Compensation	Pension Value	All Other Compensation	Total Compensation

Ralph Rushton	Nil	Nil	$17,087	Nil	Nil	$79,804 (2)	$96,891
Mario Szotlender	Nil	Nil	$29,903	Nil	Nil	Nil	$29,903
Bradford Cooke	Nil	Nil	$17,087	Nil	Nil	Nil	$17,087
William Katzin	Nil	Nil	$34,175	Nil	Nil	Nil	$34,175

Notes :

(1)

Amounts represent the grant date fair value of the options vested at year end which was estimated using the Black-Scholes option pricing model with the following assumptions for the 2012 fiscal year: risk-free interest rate of 1.80%, dividend yield of 0%, expected life of 10 years and a volatility factor of 89%.  Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of a stock option.

(2)

For corporate development services.

Option-Based and Share-Based Awards to the Directors

The following sets forth the details of incentive stock options to purchase common shares of the Company and share-based awards held by the Directors who were not NEOs of the Company as at December 31, 2012:

	OPTION-BASED AWARDS					SHARE-BASED AWARDS
Name	No. of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value Vested During the Year(1)	Value of Unexercised In-The-Money Options (2)	No. of Shares or Units of Shares That Have Not Vested	Market or Payout Value of Share-Based Awards That Have Not Vested

Ralph Rushton	200,000	$0.29	January 7, 2020	N/A	Nil	N/A	N/A
	100,000	$0.69	Sept. 23, 2020	N/A	Nil
	100,000	$0.20	Dec. 12, 2022	Nil	$1,500
	400,000

Mario Szotlender	125,000	$0.29	January 7, 2020	N/A	Nil	N/A	N/A
	100,000	$0.69	Sept. 23, 2020	N/A	Nil
	175,000	$0.20	Dec. 12, 2022	Nil	$2,625
	400,000

Bradford Cooke	125,000	$0.29	January 7, 2020	N/A	Nil	N/A	N/A
	100,000	$0.69	Sept. 23, 2020	N/A	Nil
	100,000	$0.20	Dec. 12, 2022	Nil	$1,500
	325,000

William Katzin	150,000	$0.81	July 26, 2021	N/A	Nil	N/A	N/A
	200,000	$0.20	Dec. 12, 2022	Nil	$1,500
	350,000

Notes:

(1)

Calculated using the closing price of the Company’s shares on the TSX Venture Exchange at the time of vesting of $0.18 less the exercise price of the stock option.

(2)

Value of unexercised in-the-money options is calculated using the closing price of the Company’s shares on the TSX Venture Exchange on December 31, 2012 of $0.215 less the exercise price of in-the-money stock options.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company has in place is its Share Option Plan (the “Plan”) which was previously approved by the shareholders on December 13, 2012.  The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company.  The Plan provides that the number of common shares of the Company issuable under the Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, may not exceed 10% of the total number of issued and outstanding common shares.

The following table sets out information regarding compensation plans under which equity securities of the Company are authorized for issuance, as at December 31, 2012:

EQUITY COMPENSATION PLAN
Plan Category	(a) No. of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	(c) No. of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding Securities Reflected in column (a))

Equity Compensation Plan	5,610,000	$0.34	3,057,561
Approved by Shareholders

Equity Compensation Plans Not	Nil	N/A	N/A
Approved by Shareholders

Total:	5,610,000	$0.34	3,057,561

AUDIT COMMITTEE

Pursuant to the provisions of National Instrument 52-110 (the “Instrument”), the Company’s Audit Committee has adopted a written charter (the “Charter”) that sets out its mandate and responsibilities.  The Charter is attached hereto as Schedule “A”.  As the Company is a “venture issuer” (as defined in the Instrument), it is relying on the exemption provided to it in Section 6.1 of the Instrument with respect to audit committee reporting obligations.

The Audit Committee is presently comprised of William Katzin, Mario Szotlender and Bradford Cooke, all of whom are “independent” and “financially literate” within the meanings given to those terms in the Instrument.  Simon Ridgway and Ralph Rushton are not independent as they are officers of the Company.  The education and experience of each audit committee member that is relevant to the performance of his responsibilities as an audit committee member is as follows:

Audit Committee Member

Education and Experience

William Katzin

Mr. Katzin is a graduate of the University of Cape Town, South Africa with a Bachelor of Commerce and Law degree.  He is a member of the Institute of Chartered Accountants of British Columbia.  He has been a partner in private practice with a Vancouver firm of Chartered Accountants since 1986 and has experience working with resource and exploration companies.  He is an audit committee member of one other publicly-traded resource company.

Mario Szotlender

Mr. Szotlender holds a degree in international relations and has successfully directed Latin American affairs for numerous private and public companies over the past 20 years.  He has been involved in various mineral exploration and development joint ventures (precious metals and diamonds) in Central and South America, including heading several mineral operations in Venezuela, including Las Cristinas in the 1980’s.  Mr. Szotlender consults to several private exploration companies, and is a director and/or audit committee member of several other publicly-traded resource companies.

Bradford Cooke

Mr. Cooke is a professional geologist with over 30 years experience in the mining industry.  He has participated in the discovery of several mineral deposits, and has raised over $250 million in equity and joint venture financings for resource projects since 1988.  Mr. Cooke received his B.Sc. Geology (Honors) degree in 1976 and a M.Sc. Geology degree in 1984.  Mr. Cooke is the CEO of Canarc Resource Corp. and Endeavour Silver Corp., both of which are listed on the Toronto Stock Exchange, and is an audit committee member of another publicly-traded resource company.

During the Company’s most recently completed fiscal year, the Company’s auditors performed certain non-audit services.  All fees charged by the Company’s auditors during the last two fiscal years are as follows:

	2012	2011
Audit Fees	$118,250	$ 98,500
Audit-Related Fees (IFRS) (1)	$ 35,500	$ 4,500
Tax Fees (tax return preparation)	$ 8,500	$ 5,500
All Other Fees (2)	$ 3,000	$ 64,300
	$165,250	$172,800

Notes :

(1)

The Audit-Related Fees in 2011 and 2012 were in connection with IFRS services.

(2)

All Other Fees in 2011 and 2012 were in connection with the Company’s spin-out transaction with Rackla Metals Inc.

CORPORATE GOVERNANCE

Pursuant to National Instrument 58-101, “Disclosure of Corporate Governance Practices”, the Company discloses its corporate governance practices as follows:

Board of Directors

The Board considers William Katzin, Mario Szotlender and Bradford Cooke to be “independent” according to the definition set out in NI 58-101.  Simon Ridgway and Ralph Rushton are not independent as they are officers of the Company.

The independent Directors believe that their majority on the Board, their knowledge of the Company’s business, and their independence are sufficient to facilitate the functioning of the Board independently of management.  The independent Directors have the discretion to meet in private in the absence of the other Directors whenever they believe it is appropriate to do so.

Directorships

The directors of the Company are directors of one or more other reporting issuers, as follows:

Director

Other Issuers

Simon Ridgway

Cordoba Minerals Corp.

Focus Ventures Ltd.

Fortuna Silver Mines Inc.

Medgold Resources Corp.

Niogold Mining Corporation

Rackla Metals Inc.

Ralph Rushton

Cordoba Minerals Corp.

Medgold Resources Corp.

Rackla Metals Inc.

Western Pacific Resources Corp.

Mario Szotlender

Atico Mining Corporation

Endeavour Silver Corp.

Focus Ventures Ltd.

Fortuna Silver Mines Inc.

Iron Creek Capital Corp.

Magellan Minerals Ltd.

Bradford Cooke

Canarc Resource Corp.

Caza Gold Corp.

Endeavour Silver Corp.

William Katzin

Rackla Metals Inc.

Orientation and Continuing Education

Management will ensure that a new appointee to the Board of Directors receives the appropriate written materials to fully apprise him or her of the duties and responsibilities of a director pursuant to applicable law and policy.  Each new director brings a different skill set and professional background, and with this information, the Board is able to determine what orientation to the nature and operations of the Company’s business will be necessary and relevant to each new director.

Ethical Business Conduct

The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity.  Management is expected to execute the Company’s business plan and to meet performance objectives and goals. In addition, the Board must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Nomination of Directors

Given the Company’s current stage of development and size of the Board, the Board is presently of the view that it functions effectively as a committee of the whole with respect to the nomination of directors. The entire Board will assess potential nominees and take responsibility for selecting new directors.  The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members and the President and CEO of the Company.

Compensation Committee

The Company adopted a Compensation Charter in June 2005 to assist the Board in discharging its oversight responsibilities relating to compensation, including the compensation of key senior management employees of the Company.  The members of the Compensation Committee are William Katzin, Mario Szotlender and Bradford Cooke.

The Compensation Committee’s mandate is to review and make recommendations to the Board on an annual basis with respect to the adequacy and form of compensation and benefits of all executive officers and directors, and with respect to the Company’s stock option plan and the granting of options thereunder.  To carry out its duties, the Compensation Committee may retain special legal, accounting, financial or other consultants to advise the Compensation Committee at the Company’s expense, and it has the sole authority to retain and terminate any executive compensation consulting firm and to approve any such firm’s fees and other retention terms.

Disclosure Committee

The Disclosure Committee of the Company is comprised of Simon Ridgway and Ralph Rushton, and was formed in order to ensure that communications with the investing public about the Company are timely, factual, accurate, and broadly disseminated in accordance with all applicable legal and regulatory requirements.

The Disclosure Committee Charter extends to all employees of the Company, its Board of Directors, those authorized to speak on its behalf and all other insiders.  It covers disclosures in documents filed with the securities regulators, financial and non-financial disclosure, including management’s discussion and analysis and written statements made in the Company’s annual and quarterly reports, new releases, letter to shareholders, presentations by senior management and information contained on the Company’s website and other electronic communications with analysts and investors, interviews with the media as well as speeches, press conferences and conference calls.

Assessments

The Board annually reviews its own performance and effectiveness as well as the Audit Committee Charter and Compensation Committee Charter.  Neither the Company nor the Board has determined formal means or methods to regularly assess the Board, its committees or the individual directors with respect to their effectiveness and contributions.  Effectiveness is subjectively measured by comparing actual corporate results with stated objectives. The contributions of an individual director are informally monitored by the other Board members, having in mind the business strengths of the individual and the purpose of originally nominating the individual to the Board.

The Board is of the view that the Company’s corporate governance practices are appropriate and effective for the Company, given its relatively small size and limited operations.  The Company’s method of corporate governance allows for the Company to operate efficiently, with simple checks and balances that control and monitor management and corporate functions without excessive administrative burden.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Information Circular, no insider, proposed nominee for election as a director, or any associate or affiliate of the foregoing, had any material interest, direct or indirect, in any transaction or proposed transaction since January 1, 2012 which has materially affected or would materially affect the Company or its subsidiaries.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Board, the only matters to be brought before the Meeting are those matters set forth in the accompanying Notice, as more particularly described as follows:

Appointment and Remuneration of Auditors

The management of the Company will recommend to the Meeting to appoint BDO Canada LLP, Chartered Accountants, as auditors of the Company for the ensuing year, and to authorize the directors to fix their remuneration.  Amisano Hanson were appointed auditors of the Company as of the Company’s amalgamation date of July 1, 2004.  In early 2008, BDO Canada LLP acquired Amisano Hanson and continued as the Company’s auditors.

Election of Directors

The Board of Directors presently consists of five directors and it is intended to elect five Directors at the Meeting. The persons named below will be presented for election at the Meeting as management’s nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees.  Management does not contemplate that any of these nominees will be unable to serve as a director.  Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the British Columbia Business Corporations Act.

The following table sets out the names of the nominees for election as directors, where each is ordinarily resident, all offices of the Company now held by them, their principal occupations, the period of time for which each has been a director of the Company, and the number of Common shares of the Company or any of its subsidiaries beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

Name, Position and Residency (1)	Principal Occupation or Employment (1)	Period as a Director of the Company	No. of Shares (1)

SIMON T. RIDGWAY (2) President, Chief Executive Officer & Director British Columbia, Canada	CEO of the Company	July 1, 2004 to present	4,984,452

RALPH RUSHTON (2) Director & Vice-President, Corporate Development British Columbia, Canada	President (and formerly Vice-President, Corporate Development) of the Company	June 23, 2005 to present	120,001

MARIO SZOTLENDER (3)(4) Director Caracas, Venezuela	Independent Consultant; Director of several public mineral exploration companies.	July 1, 2004 to present	1,518,781

BRADFORD COOKE (3)(4) Director British Columbia, Canada	CEO of Endeavour Silver Corp. and Canarc Resource Corp. (mining / mineral exploration).	July 1, 2004 to present	200,000

WILLIAM KATZIN (3)(4) Director British Columbia, Canada	Chartered Accountant; Partner of Campbell Saunders & Co.	July 27, 2011 to present	Nil

Notes:

(1)

The information as to residency, principal occupation, and shares beneficially owned is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(2)

Member of the Disclosure Committee.

(3)

Member of the Audit Committee.

(4)

Member of the Compensation Committee.

Two of the proposed nominees for re-election as a director, Simon Ridgway and Mario Szotlender, are directors of a company that, in the past 10 years, was the subject of a cease trade order for a period of more than 30 consecutive days from each of the BC Securities Commission and the Alberta Securities Commission.  The cease trade orders were issued as a result of that company’s failure to file its annual financial statements within the prescribed deadline, and upon the company’s filing of the outstanding documents, such orders were revoked.  Also in the past 10 years, the United States Securities and Exchange Commission (“SEC”) revoked this company’s registration under Section 12(g) of the Securities Exchange Act of 1934 for failure to keep its filings with the SEC up-to-date.  Upon receipt of the SEC’s notice of proposed revocation, the company filed a settlement agreement with the SEC consenting to the revocation as the company was dormant.

Stock Option Plan

The Company currently has in place a rolling Stock Option Plan (the “Plan”).  Pursuant to the policies of the TSX Venture Exchange (the “Exchange”), rolling stock option plans must receive shareholder approval yearly at the annual general meeting.  The material terms of the Plan are as follows:

1.

the Plan reserves a rolling maximum of 10% of the issued capital of the Company at the time of granting of each option, with no vesting provisions other than the vesting restrictions required by the Exchange for options granted to investor relations consultants;

2.

no more than 5% of the issued capital may be reserved for issuance to any one individual in any 12 month period;

3.

no more than 2% of the issued capital may be reserved for issuance to any Consultant (as defined by the Exchange) or to an optionee providing investor relations services in any 12 month period;

4.

the minimum exercise price of an option cannot be less than the Market Price (as defined by the Exchange) of the Company’s shares;

5.

options will be granted for a period of up to ten years;

6.

options are non-assignable and non-transferable; and

7.

there are provisions for adjustment in the number of shares issuable on exercise of options in the event of a share consolidation, split, reclassification or other relevant change in the Company’s corporate structure or capitalization.

In order to approve the Company’s Stock Option Plan for the ensuing year, the shareholders will be asked at the Meeting to approve an ordinary resolution as follows:

“RESOLVED that the Stock Option Plan of the Company, with terms substantially as described in the information circular of the Company dated November 1, 2013, be and is hereby approved, and that the directors of the Company are hereby authorized to make any changes to the Plan which may be required in order to obtain acceptance for filing by the Exchange.”

Other Matters

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular.  However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information relating to the Company is available for viewing at www.sedar.com.  Financial information is provided in the Company’s financial statements and accompanying management’s discussion and analysis for the fiscal year ended December 31, 2012.  Copies of financial statements and accompanying MD&A may be obtained by contacting the Company, attention Corporate Secretary, at 200 Burrard Street, Suite 650, Vancouver, BC V6C 3L6 (Tel: 604-801-5432; Fax: 604-662-8829).

BY ORDER OF THE BOARD

Simon Ridgway,

President & Chief Executive Officer

SCHEDULE “A”

RADIUS GOLD INC.

(the “Company”)

AUDIT COMMITTEE CHARTER

General

The primary function of the Audit Committee is to assist the Board of Directors of the Company (the “Board”) in fulfilling its oversight responsibilities by reviewing the financial information to be provided to the shareholders and others, the systems of internal controls and management information systems established by management and the Company’s external audit process and monitoring compliance with the Company’s legal and regulatory requirements with respect to its financial statements.

The Audit Committee is accountable to the Board.  In the course of fulfilling its specific responsibilities hereunder, the Audit Committee is expected to maintain an open communication between the Company’s external auditors and the Board.

The responsibilities of a member of the Audit Committee are in addition to such member’s duties as a member of the Board.

The Audit Committee does not plan or perform audits or warrant the accuracy or completeness of the Company’s financial statements or financial disclosure or compliance with generally accepted accounting procedures as these are the responsibility of management and the external auditors.

Effective Date

This Charter was implemented by the Board on May 3, 2005.

Composition of Audit Committee

The Committee membership shall satisfy the laws and policies governing the Company and the independence, financial literacy and experience requirements under securities law, stock exchange and any other regulatory requirements as are applicable to the Company.

Relationship with External Auditors

The external auditor is required to report directly to the Audit Committee.  Opportunities shall be afforded periodically to the external auditor and to members of senior management to meet separately with the Audit Committee.

Responsibilities

1.

The Audit Committee shall be responsible for making the following recommendations to the Board:

(a)

the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company; and

(b)

the compensation of the external auditor.

2.

The Audit Committee shall be directly responsible for overseeing the work of the external auditor, including the resolution of disagreements between management and the external auditor regarding financial reporting.  This responsibility shall include:

(a)

reviewing with management and the external auditor any proposed changes in major accounting policies, the presentation and impact of significant risks and uncertainties, and key estimates and judgments of management that may be material to financial reporting;

(b)

questioning management and the external auditor regarding significant financial reporting issues discussed during the fiscal period and the method of resolution;

(c)

reviewing audited annual financial statements, in conjunction with the report of the external auditor;

(d)

reviewing any problems experienced by the external auditor in performing the audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management; and

(e)

reviewing the evaluation of internal controls by the external auditor, together with management’s response.

3.

The Audit Committee shall review interim unaudited financial statements before release to the public.

4.

The Audit Committee shall review all public disclosures of audited or unaudited financial information before release, including any prospectus, annual report, annual information form, and management’s discussion and analysis.

5.

The Audit Committee shall review the appointments of the chief financial officer and any other key financial executives involved in the financial reporting process, as applicable.

6.

Except as exempted by securities regulatory policies, the Audit Committee shall pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the external auditor.

7.

The Audit Committee shall ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, and shall periodically assess the adequacy of those procedures.

8.

The Audit Committee shall establish procedures for:

(a)

the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(b)

the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

9.

The Audit Committee shall periodically review and approve the Company’s hiring policies, if any, regarding partners, employees and former partners and employees of the present and former external auditor of the Company.

10.

Meetings of the Audit Committee shall be scheduled to take place at regular intervals and, in any event, not less frequently than quarterly.

Authority

The Audit Committee shall have the authority to:

(a)

to engage independent counsel and other advisors as it determines necessary to carry out its duties;

(b)

to set and pay the compensation for any advisors employed by the Audit Committee; and

(c)

to communicate directly with the external auditors.